Filed by Montage Resources Corporation

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Montage Resources Corporation

(Commission File No.: 001-36511)

Exhibit 99.1

Montage Resources Corporation Announces Third Quarter 2020 Financial Results

IRVING, TX- November 5, 2020- (BUSINESS WIRE) - Montage Resources Corporation (NYSE:MR) (the “Company” or “Montage” or “Montage Resources”) today announced its third quarter 2020 operational and financial results.

Third Quarter 2020 Highlights:

•	Merger with Southwestern Energy Company expected to close following Montage Resources shareholder vote on November 12, 2020
•	Average net daily production was 602.6 MMcfe per day, above the high end of the Company’s previously issued guidance range of 580 to 600 MMcfe per day, consisting of 82% natural gas and 18% liquids
•	Average natural gas equivalent realized price was $2.30 per Mcfe, including cash settled commodity derivatives and excluding firm transportation expenses
•

Per unit cash production costs (including lease operating, transportation, gathering and compression, production, and ad valorem taxes) were $1.21 per Mcfe, below the Company’s previously issued guidance range of $1.25 to $1.35 per Mcfe

•	Cash operating margin of $0.93 per Mcfe, or 40%, which was a $0.17 per Mcfe improvement from the second quarter 2020 of $0.76 per Mcfe
•	Capital spending for the quarter was $22.3 million, with cumulative spending for the nine months ended September 30, 2020 of $103.8 million

Operational Discussion

The Company’s net production for the three and nine months ended September 30, 2020 and 2019 is set forth in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Production:
Natural gas (MMcf)	45,333.6	43,289.9	131,353.1	109,613.9
NGLs (Mbbls)	1,150.6	1,401.1	3,342.7	3,414.9
Oil (Mbbls)	533.3	916.2	1,635.1	2,083.3
Total (MMcfe)	55,437.0	57,193.7	161,219.9	142,603.1

Average daily production volume:
Natural gas (Mcf/d)	492,757	470,542	479,391	401,516
NGLs (Bbls/d)	12,507	15,229	12,200	12,509
Oil (Bbls/d)	5,797	9,959	5,968	7,631
Total (MMcfe/d)	602.6	621.7	588.4	522.4

Financial Discussion

Revenue for the three months ended September 30, 2020 totaled $115.4 million, compared to $163.3 million for the three months ended September 30, 2019.  Adjusted Revenue1, which includes the impact of cash settled commodity derivatives and excludes brokered natural gas and marketing revenue and other revenue, totaled $127.3 million for the three months ended September 30, 2020 compared to $164.8 million for the three months ended September 30, 2019.  Net Loss for the three months ended September 30, 2020 was ($92.2) million, or $(2.56) per share, compared to Net Income of $4.3 million, or $0.12 per share, for the three months ended September 30, 2019. Adjusted Net Income (Loss)1 for the three months ended September 30, 2020 was $(17.3) million, or $(0.48) per share, compared to $20.5 million, or $0.57 per share for the three months ended September 30, 2019. Adjusted EBITDAX1 was $51.0 million for the three months ended September 30, 2020 compared to $83.6 million for the three months ended September 30, 2019.

[1]

Adjusted Revenue, Adjusted Net Income and Adjusted EBITDAX are non-GAAP financial measures. Tables reconciling Adjusted Revenue, Adjusted Net Income and Adjusted EBITDAX to the most directly comparable GAAP measures can be found at the end of the financial statements included in this press release.

Average realized price calculations for the three and nine months ended September 30, 2020 and 2019 are set forth in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Average realized price (excluding cash settled commodity derivatives and firm transportation)
Natural gas ($/Mcf)	$1.61	$2.03	$1.66	$2.41
NGLs ($/Bbl)	16.03	14.42	13.45	17.82
Oil ($/Bbl)	32.16	49.09	32.36	49.64
Total average prices ($/Mcfe)	1.96	2.68	1.96	3.00

Average realized price (including cash settled commodity derivatives, excluding firm transportation)
Natural gas ($/Mcf)	$1.92	$2.28	$2.02	$2.49
NGLs ($/Bbl)	16.00	14.92	13.70	18.19
Oil ($/Bbl)	40.76	49.53	40.32	50.15
Total average prices ($/Mcfe)	2.30	2.88	2.34	3.08

Average realized price (including firm transportation, excluding cash settled commodity derivatives)
Natural gas ($/Mcf)	$1.18	$1.60	$1.20	$1.94
NGLs ($/Bbl)	16.03	14.42	13.45	17.82
Oil ($/Bbl)	32.16	49.09	32.36	49.64
Total average prices ($/Mcfe)	1.61	2.35	1.59	2.64

Average realized price (including cash settled commodity derivatives and firm transportation)
Natural gas ($/Mcf)	$1.50	$1.85	$1.57	$2.02
NGLs ($/Bbl)	16.00	14.92	13.70	18.19
Oil ($/Bbl)	40.76	49.53	40.32	50.15
Total average prices ($/Mcfe)	1.95	2.56	1.97	2.72
*rounded to the nearest penny

The Company’s cash production costs (which include lease operating, transportation, gathering and compression, production and ad valorem taxes) are shown in the table below. Per unit cash production costs, which include $0.35 per Mcfe of firm transportation expense, were $1.21 per Mcfe for the third quarter of 2020, a decrease of approximately 2% compared to the third quarter of 2019.

General and administrative expense (including one-time merger-related expenses and severance) was $12.1 million and $14.6 million for the three months ended September 30, 2020 and 2019, respectively, and is shown in the table below. Cash general and administrative expense2 (excluding merger-related expenses, severance and stock-based compensation expense) was $8.7 million and $10.2 million for the three months ended September 30, 2020 and 2019, respectively. General and administrative expense per Mcfe (including one-time merger-related expenses and severance) was $0.22 in the three months ended September 30, 2020 compared to $0.25 in the three months ended September 30, 2019. Cash general and administrative expense2 per Mcfe (excluding merger-related expenses, severance and stock-based compensation expense) decreased approximately 11% to $0.16 in the three months ended September 30, 2020 compared to $0.18 in the three months ended September 30, 2019.

[2]

Cash general and administrative expense is a non-GAAP financial measure. A table reconciling cash general and administrative expense to the most directly comparable GAAP measure can be found under “Cash General and Administrative Expense” in this press release.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating expenses (in thousands):
Lease operating	$11,494	$11,986	$33,436	$29,651
Transportation, gathering and compression	51,961	57,027	157,472	150,065
Production and ad valorem taxes	3,677	1,660	10,146	8,519
Total cash production costs	$67,132	$70,673	$201,054	$188,235

Depreciation, depletion, amortization and accretion	53,153	45,456	140,058	113,950
General and administrative[1]	12,144	14,580	33,594	57,074

Operating expenses per Mcfe:
Lease operating	$0.21	$0.21	$0.21	$0.21
Transportation, gathering and compression	0.93	0.99	0.98	1.04
Production and ad valorem taxes	0.07	0.03	0.06	0.06
Total cash production costs	$1.21	$1.23	$1.25	$1.31

Depreciation, depletion, amortization and accretion	0.96	0.79	0.87	0.80
General and administrative[2]	0.22	0.25	0.21	0.40
[1]

Includes stock-based compensation, merger-related expenses and severance of $ 3.5 million and $ 4.4 million for the three months ended September 30, 2020 and 2019, respectively, and $ 9.0 million and $ 29.4 million for the nine months ended September 30, 2020 and 2019, respectively

[2]

Includes stock-based compensation, merger-related expenses and severance of $ 0.06 per Mcfe and $ 0.07 per Mcfe for the three months ended September 30, 2020 and 2019, respectively, and $ 0.06 per Mcfe and $ 0.20 per Mcfe for the nine months ended September 30, 2020 and 2019, respectively

Cash Margins

The Company’s cash margins are detailed in the table below:

	Three Months Ended		Three Months Ended
	September 30, 2020	September 30, 2019	June 30, 2020
(per Mcfe)
Average realized price (including cash settled commodity derivatives, excluding firm transportation)	$2.30	$2.88	$2.15
Total cash production costs[1]	1.21	1.23	1.25
Cash production margin	$1.09	$1.65	$0.90
Cash production margin %	47%	57%	42%

Cash production margin	$1.09	$1.65	$0.90
Cash general and administrative expenses[2]	0.16	0.18	0.14
Cash operating margin	$0.93	$1.47	$0.76
Cash operating margin %	40%	51%	35%

Cash operating margin	$0.93	$1.47	$0.76
Interest expense	0.26	0.27	0.30
Corporate cash operating margin[3]	$0.67	$1.20	$0.46
Corporate cash operating margin %	29%	42%	22%

[1]	Includes lease operating, transportation, gathering and compression, and production and ad valorem taxes
[2]

Cash general and administrative expense is a non-GAAP financial measure which excludes stock-based compensation expense, merger related expenses and severance. See reconciliation to the most comparable GAAP measure under “Cash General and Administrative Expense” in this press release

[3]

Includes lease operating, transportation, gathering and compression, production and ad valorem taxes, cash general & administrative expense and interest expense.  Cash general and administrative expense is a non-GAAP financial measure which excludes stock-based compensation expense, merger related expenses and severance See reconciliation to the most comparable GAAP measure under “Cash General and Administrative Expense” in this press release

Capital Expenditures

Third quarter 2020 capital expenditures were $22.3 million, including $20.2 million for drilling and completions and $2.1 million for land-related expenditures.

During the third quarter of 2020, the Company commenced drilling 2 gross (1.7 net) operated wells and turned to sales 4 gross (2.4 net) operated wells.

Financial Position and Liquidity

As of September 30, 2020, the Company’s liquidity was $279.8 million, consisting of $4.0 million in cash and cash equivalents and $275.8 million in available borrowing capacity under the Company’s revolving credit facility (after giving effect to outstanding letters of credit issued by the Company of $29.2 million and $170.0 million in outstanding borrowings).

Commodity Derivatives

The Company engages in a number of different commodity trading program strategies as a risk management tool to attempt to mitigate the potential negative impact on cash flows caused by price fluctuations in natural gas, NGL and oil prices. Below is a table that illustrates the Company’s hedging activities as of September 30, 2020:

Natural Gas Derivatives:

Description	Volume (MMBtu/d)	Production Period	Weighted Average Price ($/MMBtu)
Natural Gas Swaps:
	130,000	October 2020 – December 2020	$2.42
	145,000	October 2020 – March 2021	$2.58
	50,000	January 2021 – March 2022	$2.51
	25,000	April 2021 – March 2022	$2.47
Natural Gas Collars:
Floor purchase price (put)	25,000	January 2021 – December 2021	$2.15
Ceiling sold price (call)	25,000	January 2021 – December 2021	$3.03
Floor purchase price (put)	30,000	April 2021 – March 2022	$2.40
Ceiling sold price (call)	30,000	April 2021 – March 2022	$3.05
Floor purchase price (put)	15,000	August 2021 – December 2021	$2.55
Ceiling sold price (call)	15,000	August 2021 – December 2021	$3.13
Floor purchase price (put)	15,000	September 2021 – November 2021	$2.52
Ceiling sold price (call)	15,000	September 2021 – November 2021	$3.12
Floor purchase price (put)	5,000	August 2021	$2.50
Ceiling sold price (call)	5,000	August 2021	$3.05
Floor purchase price (put)	10,000	September 2021	$2.50
Ceiling sold price (call)	10,000	September 2021	$3.03
Natural Gas Three-way Collars:
Floor purchase price (put)	80,000	October 2020 – December 2020	$2.60
Floor sold price (put)	80,000	October 2020 – December 2020	$1.90
Ceiling sold price (call)	80,000	October 2020 – December 2020	$2.94
Floor purchase price (put)	45,000	January 2021 – December 2021	$2.55
Floor sold price (put)	45,000	January 2021 – December 2021	$2.25
Ceiling sold price (call)	45,000	January 2021 – December 2021	$2.81
Floor purchase price (put)	20,000	April 2021 – March 2022	$2.62
Floor sold price (put)	20,000	April 2021 – March 2022	$2.20
Ceiling sold price (call)	20,000	April 2021 – March 2022	$3.10
Natural Gas Call/Put Options:
Floor sold price (put)	50,000	October 2020 – December 2020	$2.30
Swaption sold price (call)	50,000	January 2021 – December 2021	$2.75
Swaption sold price (call)	50,000	January 2022 – December 2022	$3.00
Ceiling sold price (call)	50,000	January 2022 – December 2022	$3.00
Floor sold price (put)	50,000	January 2021 – March 2022	$2.00
Ceiling sold price (call)	80,000	January 2023 – December 2023	$3.00
Basis Swaps:
Appalachia - Dominion	42,500	October 2020	$(0.51)
Appalachia - Dominion	20,000	October 2020 – December 2020	$(0.59)

Oil Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Oil Swaps:
	2,500	October 2020 – December 2020	$57.41
	250	October 2020 – March 2021	$53.20
	250	January 2021 – March 2021	$53.00
	100	January 2021	$43.60
Oil Collars:
Floor purchase price (put)	1,000	October 2020 – December 2020	$51.00
Ceiling sold price (call)	1,000	October 2020 – December 2020	$62.00
Floor purchase price (put)	500	January 2021 – December 2021	$37.50
Ceiling sold price (call)	500	January 2021 – December 2021	$45.50
Floor purchase price (put)	300	April 2021	$40.00
Ceiling sold price (call)	300	April 2021	$47.25
Floor purchase price (put)	200	May 2021	$40.00
Ceiling sold price (call)	200	May 2021	$47.55
Floor purchase price (put)	100	June 2021	$40.00
Ceiling sold price (call)	100	June 2021	$47.75
Oil Three-way Collars:
Floor purchase price (put)	500	January 2021 – December 2021	$31.25
Floor sold price (put)	500	January 2021 – December 2021	$22.50
Ceiling sold price (call)	500	January 2021 – December 2021	$45.00
Oil Call/Put Options:
Floor sold price (put)	500	October 2020 – December 2020	$45.00
Swaption sold price (call)	500	January 2021 – December 2021	$42.50

NGL Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Propane Swaps:
	2,000	October 2020 – December 2020	$20.94
	1,000	January 2021 – December 2021	$18.87

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,013	$12,056
Accounts receivable	63,483	77,402
Assets held for sale	1,544	1,047
Other current assets	8,984	35,509
Total current assets	78,024	126,014

PROPERTY AND EQUIPMENT
Oil and natural gas properties, successful efforts method:
Unproved properties	478,644	508,576
Proved oil and gas properties, net	1,216,836	1,251,105
Other property and equipment, net	10,311	11,226
Total property and equipment, net	1,705,791	1,770,907

OTHER NONCURRENT ASSETS
Other assets	5,353	7,616
Operating lease right-of-use assets	30,830	36,975
Assets held for sale	3,403	9,665
TOTAL ASSETS	$1,823,401	$1,951,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$120,785	$119,907
Accrued capital expenditures	11,933	43,500
Accrued liabilities	61,963	53,866
Accrued interest payable	9,921	21,308
Liabilities associated with assets held for sale	3,711	2,815
Operating lease liability	12,773	12,666
Total current liabilities	221,086	254,062

NONCURRENT LIABILITIES
Debt, net of unamortized discount and debt issuance costs	502,622	500,541
Revolving credit facility	170,000	130,000
Asset retirement obligations	30,336	29,877
Other liabilities	31,421	8,029
Operating lease liability	18,805	24,569
Liabilities associated with assets held for sale	7,150	7,013
Total liabilities	981,420	954,091
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock, 50,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 authorized, 36,034,837 and 35,770,934 shares issued and outstanding, respectively	386	383
Additional paid in capital	2,355,890	2,352,309
Treasury stock, shares at cost; 2,600,672 and 2,508,485 shares, respectively	(10,511)	(10,049)
Accumulated deficit	(1,503,784)	(1,345,557)
Total stockholders’ equity	841,981	997,086
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,823,401	$1,951,177

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2019	2020	2019
REVENUES
Natural gas, oil and natural gas liquids sales	$108,518	$153,021	$315,471	$428,278
Brokered natural gas and marketing revenue	6,831	10,228	23,859	31,747
Other revenue	56	46	183	307
Total revenues	115,405	163,295	339,513	460,332

OPERATING EXPENSES
Lease operating	11,494	11,986	33,436	29,651
Transportation, gathering and compression	51,961	57,027	157,472	150,065
Production and ad valorem taxes	3,677	1,660	10,146	8,519
Brokered natural gas and marketing expense	7,345	10,574	24,349	32,017
Depreciation, depletion, amortization and accretion	53,153	45,456	140,058	113,950
Exploration	11,767	16,621	34,112	48,602
General and administrative	12,144	14,580	33,594	57,074
Rig termination and standby	303	1,221	303	1,221
Gain on sale of assets	(62)	(733)	(1,419)	(731)
Other expense	87	2	121	40
Total operating expenses	151,869	158,394	432,172	440,408
OPERATING INCOME (LOSS)	(36,464)	4,901	(92,659)	19,924
OTHER INCOME (EXPENSE)
Gain (loss) on derivative instruments	(40,535)	15,812	(11,329)	40,620
Interest expense, net	(14,402)	(15,192)	(44,166)	(44,140)
Other income	2	—	19	8
Total other income (expense), net	(54,935)	620	(55,476)	(3,512)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(91,399)	5,521	(148,135)	16,412
Income tax benefit (expense)	—	—	—	—
INCOME (LOSS) FROM CONTINUING OPERATIONS	(91,399)	5,521	(148,135)	16,412
Income (loss) from discontinued operations, net of income tax	(801)	(1,237)	(10,092)	1,286
NET INCOME (LOSS)	$(92,200)	$4,284	$(158,227)	$17,698

EARNINGS (LOSS) PER SHARE OF COMMON STOCK
Basic:
Weighted average common stock outstanding	36,035	35,684	35,889	32,343
Income (loss) from continuing operations	$(2.54)	$0.15	$(4.13)	$0.51
Income (loss) from discontinued operations	(0.02)	(0.03)	(0.28)	0.04
Net income (loss)	$(2.56)	$0.12	$(4.41)	$0.55

Diluted:
Weighted average common stock outstanding	36,035	35,697	35,889	32,471
Income (loss) from continuing operations	$(2.54)	$0.15	$(4.13)	$0.51
Income (loss) from discontinued operations	(0.02)	(0.03)	(0.28)	0.04
Net income (loss)	$(2.56)	$0.12	$(4.41)	$0.55

Adjusted Revenue

Adjusted revenue is a non-GAAP financial measure.  The Company defines adjusted revenue as follows: total revenues plus or minus net cash receipts or payments on settled commodity derivative instruments less brokered natural gas and marketing revenue and other revenue.  The Company believes adjusted revenue provides investors with helpful information with respect to the performance of the Company’s operations and management uses adjusted revenue to evaluate its ongoing operations and for internal planning and forecasting purposes. See the table below, which reconciles adjusted revenue and total revenues for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
$ thousands	2020	2019	2020	2019
Total revenues	$115,405	$163,295	$339,513	$460,332
Net cash receipts (payments) on settled commodity derivatives	18,806	11,818	61,829	11,072
Brokered natural gas and marketing revenue	(6,831)	(10,228)	(23,859)	(31,747)
Other revenue	(56)	(46)	(183)	(307)
Adjusted revenue	$127,324	$164,839	$377,300	$439,350

Adjusted Net Income (Loss)

Adjusted net income (loss) represents income (loss) from continuing operations before income taxes adjusted for certain non-cash items as set forth in the table below. We believe adjusted net income (loss) is used by many investors and published research in making investment decisions and evaluating operational trends of the Company and its performance relative to other oil and gas producing companies.  Adjusted net income (loss) is not a measure of net income (loss) from continuing operations as determined by GAAP.  See the table below for a reconciliation of adjusted net income (loss) and net income (loss) from continuing operations before income taxes for the three and nine months ended September 30, 2020 and 2019.

	Three Months Ended September 30,		Nine Months Ended September 30,
$ thousands	2020	2019	2020	2019
Income (loss) from continuing operations before income taxes, as reported	$(91,399)	$5,521	$(148,135)	$16,412
(Gain) loss on derivative instruments	40,535	(15,812)	11,329	(40,620)
Net cash receipts (payments) on settled derivatives	18,785	11,818	61,877	11,072
Rig termination and standby	303	1,221	303	1,221
Dry hole and other	135	—	143	163
Stock-based compensation	961	1,061	3,585	7,614
Impairment of unproved properties	10,952	14,114	30,311	36,157
Gain on sale of assets	(62)	(733)	(1,419)	(731)
Merger-related expenses	2,520	3,291	2,696	21,812
Severance	—	—	2,681	—
Income (loss) before income taxes, as adjusted	(17,270)	20,481	(36,629)	53,100
Adjusted net income (loss)	$(17,270)	$20,481	$(36,629)	$53,100

Net income (loss) per common share
Basic	$(2.56)	$0.12	$(4.41)	$0.55
Diluted	$(2.56)	$0.12	$(4.41)	$0.55

Adjusted net income (loss) per common share
Basic	$(0.48)	$0.57	$(1.02)	$1.64
Diluted	$(0.48)	$0.57	$(1.02)	$1.64

Weighted average common shares outstanding
Basic	36,035	35,684	35,889	32,343
Diluted	36,035	35,697	35,889	32,471

Adjusted EBITDAX

Adjusted EBITDAX is a supplemental non-GAAP measure that is used by the Company to evaluate its financial results. The Company defines Adjusted EBITDAX as net income or loss before interest expense or interest income; income taxes; write down of abandoned leases; impairments; depreciation, depletion, amortization and accretion; gain or loss on derivative instruments; net cash receipts or payments on settled commodity derivative instruments, and premiums paid or received on options that settled during the period; non-cash compensation expense; gain or loss from sale of interest in gas properties; exploration expenses; and other unusual or infrequent items set forth in the table below. Adjusted EBITDAX is not a measure of net income or loss as determined by GAAP.  See the table below for a reconciliation of Adjusted EBITDAX to net income or net loss.

	Three Months Ended September 30,		Nine Months Ended September 30,
$ thousands	2020	2019	2020	2019
Net income (loss)	$(92,200)	$4,284	$(158,227)	$17,698
Depreciation, depletion, amortization and accretion	53,153	45,456	140,058	113,950
Exploration expense	11,767	16,621	34,112	48,602
Rig termination and standby	303	1,221	303	1,221
Stock-based compensation	961	1,061	3,585	7,614
Gain on sale of assets	(62)	(733)	(1,419)	(731)
(Gain) loss on derivative instruments	40,535	(15,812)	11,329	(40,620)
Net cash receipts on settled commodity derivatives	18,806	11,818	61,829	11,072
Interest expense, net	14,402	15,192	44,166	44,140
Other income	(2)	—	(19)	(8)
Merger-related expenses	2,520	3,291	2,696	21,812
(Income) loss from discontinued operations(1)	801	1,237	10,092	(1,286)
Severance	—	—	2,681	—
Adjusted EBITDAX	$50,984	$83,636	$151,186	$223,464

[1]	Includes a $6.8 million non-cash impairment of proved properties held for sale for the nine months ended September 30, 2020

Cash General and Administrative Expenses

Cash general and administrative expenses is a non-GAAP financial measure used by the Company to provide a measure of administrative expenses used by many investors and in published research in making investment decisions and evaluating operational trends of the Company. See the table below for a reconciliation of Cash General and Administrative Expenses and General and Administrative Expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,
$ thousands	2020	2019	2020	2019
General and administrative expenses, estimated to be reported	$12,144	$14,580	$33,594	$57,074
Stock-based compensation	(961)	(1,061)	(3,585)	(7,614)
Cash general and administrative expenses	$11,183	$13,519	$30,009	$49,460
Merger-related expenses	(2,520)	(3,291)	(2,696)	(21,812)
Severance	—	—	(2,681)	—
Cash general and administrative expenses, excluding merger-related expenses and severance	$8,663	$10,228	$24,632	$27,648

About Montage Resources

Montage Resources is an exploration and production company with approximately 195,000 net effective core undeveloped acres currently focused on the Utica and Marcellus Shales of Southeast Ohio, West Virginia, and North Central Pennsylvania. For more information, please visit the Company’s website at www.montageresources.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction (the “Transaction”), Southwestern filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a preliminary prospectus of Southwestern that also constitutes a preliminary proxy statement of Montage. Montage mailed a definitive proxy statement/prospectus to stockholders of Montage on or about October 8, 2020. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Southwestern or Montage may file with the SEC and send to Montage’s stockholders in connection with the potential transaction.

INVESTORS AND SECURITY HOLDERS OF SOUTHWESTERN AND MONTAGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Southwestern or Montage through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Southwestern are available free of charge on Southwestern’s website at www.swn.com and copies of the documents filed with the SEC by Montage are available free of charge on Montage’s website at www.montageresources.com.

Southwestern and Montage and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the stockholders of Montage in connection with the proposed merger. Stockholders can find information about Montage and its directors and executive officers and their ownership of Montage’s common stock in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020, and the proxy statement for its 2020 Annual Meeting of Stockholders filed with the SEC on April 28, 2020, and additional information about the ownership of Montage’s common stock by its directors and executive officers is included in their Forms 3, 4 and 5 filed with the SEC. Information about the Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this press release, including statements regarding Montage Resources’ strategy, future operations, financial position, estimated revenues and income/losses, projected costs and capital expenditures, prospects, and plans and objectives of management are forward-looking statements. When used in this press release, the words “plan,” “endeavor,” “goal,” “will,” “would,” ”should,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” ”efforts,” “continue,” “position,” “potential,” “committed,” “target, ”project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Montage Resources’ current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” in Montage Resources’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on March 10, 2020 (the “2019 Annual Report”) and in Montage Resources’ other filings and reports with the SEC.

Forward-looking statements may include, but are not limited to, statements about the Transaction, business strategy; reserves; general economic conditions; financial strategy, liquidity and capital required for developing properties and timing related thereto; realized natural gas, NGLs and oil prices and the volatility of those prices; write-downs of natural gas and oil asset values due to declines in commodity prices; timing and amount of future production of natural gas, NGLs and oil; hedging strategy and results; future drilling plans; competition and government regulations, including those related to hydraulic fracturing; the anticipated benefits under commercial agreements; marketing of natural gas, NGLs and oil; leasehold and business acquisitions and joint ventures; leasehold terms expiring before production can be established and costs to extend such terms  the costs, terms and availability of gathering, processing, fractionation and other midstream services; the costs, terms and availability of downstream transportation services; credit markets; uncertainty regarding future operating results, including initial production rates and liquid yields in type curve areas; and plans, objectives, expectations and intentions contained in this press release that are not historical, including, without limitation, the guidance set forth herein and consummation of the proposed asset disposition anticipated in the letter of intent.

Montage Resources cautions you that all these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, the severity and continued duration of the COVID-19 pandemic, related economic effects and the resulting negative impact on the demand for natural gas, NGLs and oil; operational challenges relating to the COVID-19 pandemic, including logistical challenges, protecting the health and well-being of the Company’s employees, remote work arrangements, performance of counterparty contracts and supply chain disruptions; legal and environmental risks; drilling and other operating risks; regulatory changes, including U.S. federal, state and local tax regulatory changes; commodity price volatility and declines in the price of natural gas, NGLs, and oil; inflation; lack of availability of drilling, production and processing equipment and services; counterparty credit risk; the uncertainty inherent in estimating natural gas, NGLs and oil reserves and in projecting future rates of production, cash flow and access to capital; risks associated with the Company’s level of indebtedness; the timing of development expenditures; the consummation of or failure to consummate the Transaction and the timing thereof; costs in connection with the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of Montage may not approve the merger agreement;

and the other risks described under the heading “Risk Factors” in the 2019 Annual Report and in Montage Resources’ other filings and reports with the SEC.

All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement and are based on assumptions that Montage Resources believes to be reasonable but that may not prove to be accurate. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Montage Resources or persons acting on its behalf may issue. Except as otherwise required by applicable law, Montage Resources disclaims any duty to update any forward-looking statements to reflect new information or events or circumstances after the date of this press release.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Contact:

Montage Resources Corporation

Douglas Kris, Investor Relations

469-444-1736

dkris@mresources.com